November 17, 2022

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Top Ships Inc.
Registration Statement on Form F-1, as amended
Originally filed on September 22, 2022
File No. 333-267545

Ladies and Gentlemen:

As the placement agent of the proposed offering of Top Ships Inc. (the “Company”), we hereby withdraw our prior letter to join the acceleration request of the Company dated November 16, 2022 for the above-referenced Registration Statement

Very truly yours,

Maxim Group LLC

By:	/s/ Clifford A. Teller
Name: Clifford A. Teller
Title: Co-President